Exhibit  99.B

                         KIEWIT DIVERSIFIED GROUP

                   Index to Financial Statements and
                 Management's Discussion and Analysis
           of Financial Condition and Results of Operations

                                                              Page

Financial Statements
     Condensed Statements of Operations for the
      three months ended March 31, 1995 and 1994
     Condensed Balance Sheets as of March 31, 1995
      and December 31, 1994
     Condensed Statements of Cash Flows for the
      three months ended March 31, 1995 and 1994
     Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations


                         KIEWIT DIVERSIFIED GROUP

                   Condensed Statements of Operations
                               (unaudited)
                                                Three months ended
                                                      March 31,
(dollars in millions, except per share data)   1995            1994

Revenue                                      $  257         $  162
Cost of Revenue                                (229)          (113)

                                                 28             49

General and Administrative Expenses             (57)           (43)

Operating Earnings (Loss)                       (29)             6

Other Income (Expense):
  Gain on Subsidiary's Stock Transactions, net    3             25
  Investment Income, net                         15             19
  Interest Expense, net                         (26)           (17)
  Other, net                                      4              -

                                                 (4)            27

Earnings (Loss) Before Income Taxes and
  Minority Interest                             (33)            33

Provision for Income Taxes                      (10)           (15)

Minority Interest in Net Losses
  of Subsidiaries                                19              7

Net Earnings (Loss)                          $  (24)        $   25

Earnings (Loss) Per Common & Common
  Equivalent Share                           $(1.14)        $ 1.21

See accompanying notes to condensed financial statements.


                         KIEWIT DIVERSIFIED GROUP

                         Condensed Balance Sheets

                                       March 31,      December 31,
                                         1995             1994
(dollars in millions)                 (unaudited)

Assets

Current Assets:
  Cash and cash equivalents             $  308         $   330
  Marketable securities                    608             754
  Receivables, less allowance of
   $2 and $2                               150             157
  Note receivable from sale of
   discontinued operations                  -               29
  Deferred income taxes                     14              15
  Other                                    109              95
Total Current Assets                     1,189           1,380
Property, Plant and Equipment,
  less accumulated depreciation and
  amortization of $367 and $336          1,200           1,104
Investments                                370             259
Intangible Assets, net                     740             733
Other Assets                                76              73

                                        $3,575         $ 3,549

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                      $  172         $   165
  Current portion of long-term debt:
    Telecommunications                      28              26
    Other                                    3               4
  Accrued costs and billings in excess
    of revenue on uncompleted contracts     37              37
  Accrued reclamation and other
    mining costs                            17              20
  Other                                    145             159
Total Current Liabilities                  402             411

Long-Term Debt, less current portion:
  Telecommunications                       845             827
  Other                                     77              72
Deferred Income Taxes                      294             306
Retirement Benefits                         48              67
Accrued Reclamation Costs                  104             102
Other Liabilities                           97              85
Minority Interest                          436             448

Stockholders' Equity  ($1,280 million
  aggregate redemption value)
    Common equity                        1,267           1,238
    Foreign currency adjustment              1              -
    Net unrealized holding gains (losses)    4              (7)
Total Stockholders' Equity               1,272           1,231

                                        $3,575         $ 3,549

See accompanying notes to condensed financial statements.


                         KIEWIT DIVERSIFIED GROUP

                   Condensed Statements of Cash Flows
                               (unaudited)
                                                Three months ended
                                                     March 31
(dollars in millions)                        1995             1994

Cash flows from operations:
  Net cash used in continuing operations     $  (29)        $ (14)
Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities and investments       245           882
  Purchases of marketable securities            (72)       (1,277)
  Capital expenditures                         (119)          (62)
  Acquisitions and investment in affiliates    (129)           -
  Deferred development costs and other          (12)           (4)
    Net cash used in investing activities       (87)         (461)

Cash flows from financing activities:
  Proceeds from long-term debt borrowings        21           639
  Payments on long-term debt, including
    current portion                              (9)         (155)
  Repurchases of common stock                    (2)          (14)
  Exchange of Class B&C Stock for Class D Stock  54            44
  Other                                           1            (2)
    Net cash provided by financing activities    65           512

Cash flows from discontinued packaging operations:
  Proceeds from sales of discontinued
    packaging operations                         29            -
  Other cash provided by discontinued
    packaging operations                         -              2
  Net cash provided by discontinued
    packaging operations                         29             2

Net change in cash and cash equivalents         (22)           39

Cash and cash equivalents at beginning
  of period                                     330           197

Cash and cash equivalents at end of period   $  308         $ 236

Noncash investing activities:
  Issuance of MFS stock for the purchase of
    telecommunications companies             $    6         $  19
  MFS stock transaction to settle
    contingent purchase price liability           -            25

See accompanying notes to condensed financial statements.


                         KIEWIT DIVERSIFIED GROUP

                Notes to Condensed Financial Statements

1.  Basis of Presentation:

The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 31, 1994 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 31, 1994.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.  Earnings (Loss) Per Share:

Primary earnings (loss) per share of common stock have been computed using the weighted average number of shares outstanding during each period. The number of shares used in computing earnings (loss) per share was 21,265,769 for the three months ended March 31, 1995 and 20,546,044 for the three months ended March 31, 1994. Fully diluted earnings (loss) per share have not been presented because they are not materially different from primary earnings per share.

3.  Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):

                                                  Group
                                         March 31,     December 31,
                                           1995           1994

Cash and cash equivalents               $    -         $    25
Marketable securities                        2              15
Property, plant and equipment, net           5               5
Other assets                                 2              16
Total Assets                            $    9         $    61

Accounts payable                        $   22         $    30
Convertible debentures                       1               1
Notes to former stockholders                 3               6
Other liabilities                            1               2
Total Liabilities                       $   27         $    39

Other income (expense), net             $   (1)        $     1

Corporate general and administrative costs have been allocated to the Group. These allocations were $ 1 million for the three months ended March 31, 1995 and $3 million for the three months ended March 31, 1994. Due to a corporate realignment, significantly all of the administrative functions and personnel previously provided to the Group are now located at the Group.

Mine management expense with the Construction & Mining Group was $8 million in 1995 and $7 million in 1994.

4.  Acquisitions

In February 1995, California Energy Company, Inc., (CECI) an equity method investee, completed the purchase of Magma Power Company.
The cash transaction, valued at $950 million was partially financed by the sale of 17 million shares of common stock at $17 per share. As part of this offering, the Group purchased 1.5 million shares. The net transaction reduced the Group's ownership percentage of common stock in CECI to 22%. Following the transaction, the Group's cumulative investment in common stock totals $140 million, $37 million in excess of the Group's proportionate share of CECI's equity.

C-TEC has entered into a merger agreement with Twin County Trans Video, Inc. ("Twin County") and its shareholders. Twin County provides cable television service to 74,000 subscribers in eastern Pennsylvania. The transaction, subject to regulatory approval and other conditions, is expected to close in the second quarter of 1995. In consideration for all the capital stock of Twin County, C-TEC has deposited $5 million and will pay $43 million in cash, issue a $4 million note and issue $52 million in exchangeable preferred stock of its subsidiary, C-TEC Cable Systems, Inc. The preferred stock will be exchangeable for C-TEC common stock under certain conditions.

In January 1995, C-TEC entered into an agreement to purchase Buffalo Valley Telephone Company. The aggregate consideration for the purchase ($55 million) will be a combination of cash and convertible preferred stock in the Telephone Group of C-TEC. The transaction is expected to close in the third quarter of 1995. Buffalo Valley Telephone Company provides local telephone service to 17,300 access lines in central Pennsylvania.

Also in January 1995, C-TEC purchased, for $84 million in cash, a forty percent equity position in Megacable, S.A. De C.V., Mexico's second largest cable television operator with 174,000 subscribers in twelve cities. The purchase price is subject to adjustments based on fourth quarter 1995 exchange rates.

5.  Other Matters:

PKS' management has asked the Internal Revenue Service to issue a ruling (the "Ruling") that would permit PKS to make a tax-free distribution of its entire ownership interest in MFS to the Class D stockholders (the "Spin-off"). PKS' management proposed a plan (the "Plan") to implement the Spin-off to PKS' Board of Directors during the second quarter of 1995. If the Board of Directors approves the Plan, and the Internal Revenue Service issues the Ruling, PKS could complete the Spin-off as early as the third quarter of 1995.

The Spin-off might not occur. For example, PKS might not receive the Ruling or the Board might not adopt the Plan. In addition, the issuance of the MFS Preferred Stock necessary to obtain the Ruling (as described below), would require a favorable vote from a majority of the minority common stockholders of MFS, other than PKS, present and voting in person or by proxy at a special MFS stockholders meeting. If the favorable vote is not received, MFS would not be able to issue the MFS Preferred Stock and PKS would not be able to complete the Spin-off. Also, the Spin-off is subject to receipt of certain other approvals, some of which might not be received. Finally, if PKS' Board of Directors adopts the Plan, it would reserve the right to abandon, defer or modify the Spin-off at any time.

MFS has agreed in principle to issue PKS a special class of high-vote convertible preferred stock (the "MFS Preferred Stock") designed to permit PKS to satisfy certain requirements for receiving the Ruling. MFS would issue the Preferred Stock to PKS in exchange for the transfer by PKS to MFS of approximately 3.0 million of the shares of MFS common stock currently held by PKS. PKS anticipates that the MFS Preferred Stock (i) would have a face value of approximately $15-25 million, (ii) would be convertible into MFS common stock at any time after the first anniversary of the date the MFS Preferred Stock is issued, (iii) would have dividend rate and a conversion premium determined by market conditions at the time that the MFS Preferred Stock is issued, (iv) would be redeemable at par six years after the date of issuance, and (v) would be non transferable for six years after the date of issuance except under certain limited circumstances. At the option of MFS, dividends on the MFS Preferred Stock could be paid either in cash or in shares of MFS Common Stock. Each share of MFS Preferred Stock would have approximately five votes per share in any election of MFS directors. If the Spin-off occurs, PKS would distribute to Class D stockholders both the MFS Preferred Stock and all of the common stock of MFS then held by PKS. If the Spin-off does not occur, MFS would not issue the MFS Preferred Stock to PKS.

The Plan would provide for an exchange offer (the "Exchange Offer") by PKS for Class C Stock, to be completed before the Spin-off. Under an Exchange Offer, PKS would offer to exchange Class D Stock for some or all of its outstanding Class C Stock on terms similar to those upon which Class C Stock can be converted into Class D Stock during the annual conversion period provided in the Company's Certificate of Incorporation. As a result, Class C Stockholders wanting to convert Class C Stock to Class D Stock would not be disadvantaged if the Spin-off were to be completed before the next conversion permitted by the Certificate of Incorporation. If an Exchange Offer could not be completed prior to the next conversion under the Certificate of Incorporation, PKS probably would defer any Spin-off until the first quarter of 1996.

In 1994, several former stockholders of an MFS subsidiary filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Defendants expect that a trial will be held in the summer of 1995. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement. Any judgment or settlement payment would be treated as an adjustment of the original purchase price and recorded as additional goodwill. If the Spin-off is approved by PKS' Board of Directors and is consummated, the Group would remain obligated to satisfy these liabilities.

In 1974, a subsidiary of the Group ("Kiewit"), entered into a lease with Whitney Benefits, Inc., a Wyoming charitable corporation ("Whitney"). Whitney is the owner, and Kiewit is the lessee, of a coal deposit underlying a 1,300 acre tract in Sheridan County, Wyoming. The coal was rendered unmineable by the Surface Mining Control and Reclamation Act of 1977 ("SMCRA"), which prohibited surface mining of coal in certain alluvial valley floors significant to farming. In 1983, Kiewit and Whitney filed an action, now titled Whitney Benefits, Inc. and Peter Kiewit Sons' Co. v. The United States, in the U.S. Court of Federal Claims ("Claims Court"), alleging that the enactment of SMCRA constituted a taking of their coal without just compensation. In 1989, the Claims Court ruled that a taking had occurred and awarded plaintiffs the 1977 fair market value of the property ($60 million) plus interest. In 1991, the U.S. Supreme Court denied certiorari. The government filed two post-trial motions in the Claims Court during 1992. The government requested a new trial to redetermine the 1977 value of the property. The government also filed a motion to reopen and set aside the 1989 judgment as void and to dismiss plaintiffs' complaint for lack of jurisdiction. In May 1994, the Claims Court entered an order denying both motions. In February 1994, the Claims Court issued an opinion which provided that the $60 million judgment would bear interest compounded annually from 1977 until payment. The government appealed the February 1994 and May 1994 orders. A hearing on the appeals was held in February 1995.

On May 5, 1995, the government and the plaintiffs entered into a settlement agreement. In settlement of all claims, the government will pay plaintiffs $200 million and plaintiffs will deed the coal underlying the real property to the government. Kiewit and Whitney agreed in 1992 that Kiewit would receive 67.5 percent of any award and Whitney would receive the remainder. Peter Kiewit Sons' Co., a subsidiary of Kiewit Diversified Group Inc., will receive cash of approximately $135 million. Payment is expected in June 1995.

The Group is involved in other various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position.

                         KIEWIT DIVERSIFIED GROUP

Item 2.  Management's Discussion and Analysis of Financial
Condition and Results of Operations

Results of Operations - First Quarter 1995 vs. First Quarter 1994

Mining

Mining revenue increased by 13% in 1995. Mining margins declined slightly in 1995 from 49% to 48% as a large customer purchased more coal in 1995 than in 1994 at contract prices less than those of other primary customers. Coal spot sales and their margins remained at the same level during the 1995 and 1994 periods.

Telecommunications

In 1995, telecommunications revenue increased nearly 79% from the first quarter of 1994. MFS revenue increased 237% and C-TEC revenue remained constant. C-TEC's 1994 revenue reflected $7 million of revenue from its cellular business which was sold during the third quarter of 1994.

The telecommunications services revenue of MFS increased from $22 million in 1994 to $104 million in 1995. The increase reflects the acquisition of Centex, RealCom and Cylix in 1994, and increased market penetration of all other telecommunications services.

MFS' telecommunications services operating expenses increased $109 million. The primary reasons for the increase were the acquisition of Centex, RealCom and Cylix in 1994, the expansion activities of MFS Intelenet, MFS Datanet and MFS International, and costs associated with new and expanded networks. MFS expects to incur additional significant expense expanding integrated, single-source telecommunications services, high-speed data communications and international services throughout 1995.

C-TEC's Telephone Group and Cable Group revenues were flat between 1994 and 1995 at $31 million and $24 million for each period. The Long Distance Group's sales increased by approximately $5 million due primarily to the resale of tariff services to another long distance reseller. The Long Distance Group's arrangement for sales of this product are expected to terminate during the second quarter of 1995. Operating expenses for each of C-TEC's operating segments were relatively stable between 1994 and 1995.

General and Administrative Expenses

General and administrative expenses increased 17% in 1995. The increase is due to the MFS acquisitions of the Centex, Realcom and Cylix operations in 1994 and the higher costs associated with the expansion of MFS Intelenet, Datanet and International.

Gain on Subsidiary's Stock Transactions, net.

The issuance of MFS stock for acquisitions by MFS and the exercise of MFS employee stock options resulted in a $3 million net gain to the Group in 1995. In 1994 the Group settled a contingent purchase price adjustment resulting from MFS' 1990 purchase of Chicago Fiber Optics Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group valued at market prices, as payment of the obligation. This transaction along with the issuances of stock for acquisitions and employee stock options, resulted in a $25 million net gain before taxes.

Investment Income, net

Investment income is principally comprised of interest income of $15 million and $13 million in 1995 and 1994, and gains and (losses) on the sale of securities of ($1) million in 1995 and $2 million in 1994. The increase in interest income is attributable to the proceeds C-TEC received from the sale of its cellular operations and from the stock rights offering C-TEC concluded in December 1994.

Interest Expense, net

Interest expense increased 53% in 1995. The increase is primarily attributable to $11 million in tax deficiency interest payments in 1995 and a $2 million increase in MFS' interest expense. Partially offsetting the increases was a $3 million decline in interest for C-TEC. This decline resulted from the repayment of debt in the fourth quarter of 1994.

Income Taxes

The effective income tax rates in the first quarter of 1994 and 1995 differ from the expected statutory rate of 35% primarily due to net operating loss limitations on losses generated by MFS.

Financial Condition - March 31, 1995 vs. December 31, 1994

Due to the significant investing activities described below, the Group's working capital decreased $175 million or 18% during the first quarter of 1995.

Investing activities include $119 million of capital expenditures, 86% pertaining to MFS, and $129 million of investments in affiliates. The investments in affiliates include C-TEC's $84 million outlay for 40% of Megacable, KDG's $26 million participation in CECI's stock offering, $5 million acquisitions by both MFS and C-TEC, and an additional $4 million investment in a Philippine power project. In addition, C-TEC deposited $5 million for the Twin Valley acquisition which is expected to be completed in the second quarter of 1995.

Financing sources for the quarter include $54 million of stock conversions, $8 million of borrowings for the construction financing of a privately owned toll road and $8 million of C-TEC borrowings on the Cable Group's revolving credit agreement.
Financing uses consisted of $3 million of payments on stockholders' notes and $2 million for stock repurchases.

In 1995, the Group received the final payment ($29 million) for the sale of discontinued packaging operations.

In addition to the C-TEC and MFS activities described below, the Group anticipates making significant (over $50 million in 1995) investments in its energy businesses - including its joint venture agreement with CECI covering international power project development activities - and searching for opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchases of stock. The Group's current financial condition and borrowing capacity should be sufficient for future operating and investing activities. In the event of an MFS spin, the Group may receive additional funds from stock conversions.

C-TEC intends to utilize its available cash and revolving credit balances to fund operating activities, finance the pending acquisitions of Twin County and Buffalo Valley, and to develop full service networks.

In late 1993, MFS announced its intention to accelerate the expansion of its customer base, service offerings and existing networks as well as the deployment of new networks. MFS estimated that this expansion would require the expenditure of approximately $1 billion over 3 to 5 years. During 1994, MFS continued to add networks in new cities and increasingly focused on the development of networks in business markets near its existing networks in major metropolitan areas. MFS considers the development of these business markets to be an efficient and cost-effective utilization of capital and management resources.

Under the expansion plan referred to above, MFS estimates capital expenditures of $350-400 million in 1995. During the three months ended March 31, 1995, MFS invested $102 million, primarily for the construction of networks and purchase of related equipment. As of March 1995, MFS provides services on its networks, or through the resale of services, or has network operations under development in 46 major metropolitan areas in the United States and Europe.

To continue the funding of the expansion announced in late 1993, MFS finalized arrangements for $250 million of revolving credit facilities with a syndicate of commercial banks in April 1995 (the "Credit Facilities"). The Credit Facilities mature at various times through April 30, 2000 and bear interest at a floating rate. MFS anticipates that the Credit Facilities, together with cash on hand and internally generated funds, will be sufficient to fund its anticipated operating losses, working capital needs and the remaining capital spending requirements necessary to complete its expansion. MFS may, however, obtain vendor financing as an alternative to utilization of all or a portion of the Credit Facilities. As a result of the recent rapid pace of various regulatory, legislative and competitive changes in the United States and abroad, MFS has the opportunity to offer cost-effective telecommunications services sooner and in more business markets than had previously been expected. MFS believes that these opportunities include the further acceleration of network development in the United States, deployment of additional switches resulting in the provision of switched services in approximately 50 metropolitan areas in the United States and the expansion of its international operations. The international expansions contemplate a total of approximately 25 business markets with an increasing focus on facilities-based operations primarily in the European Community.

In April 1995, MFS filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for a public offering of 7,400,000 Depository Shares (the "Offering"), each representing an interest in a share of convertible preferred stock. Each Depository Share will be mandatorily convertible into one share of common stock on June 15, 1999. The exact timing and size of the offering will be subject to prevailing market conditions. In addition to the Offering, MFS will continue to consider other opportunities to sell equity or debt securities in the public or private markets to implement its financing strategy of maintaining financial flexibility to react to opportunities in the rapidly evolving telecommunications marketplace while cost-effectively funding the capital investments required to implement its business development plan. The net proceeds of the Offering are expected to provide the capital necessary to fund certain of these new business opportunities. In addition MFS may obtain vendor financing and utilize the Credit Facilities, to the extent available, to fund certain aspects of its business development plan. MFS will continue to consider other opportunities to sell equity or debt securities in the public or private markets to implement the financing strategy described above.

MFS from time to time evaluates acquisitions in pursuit of its business strategy, either as an alternative to constructing networks, adding customers, or to the introduction of services that complement existing and/or planned services. Such acquisitions may be significant in size and could use a substantial portion of MFS' available cash.

From time to time, MFS has had discussions with other communications entities concerning the establishment of possible strategic relationships, including transactions involving substantial acquisitions, combinations and equity investments in MFS or one of its subsidiaries. In addition, certain acquisitions, may provide MFS with the opportunity to acquire an established customer base. MFS intends to consider appropriate opportunities to establish strategic relationships.

PKS' management has asked the Internal Revenue Service to issue a ruling (the "Ruling") that would permit PKS to make a tax-free distribution of its entire ownership interest in MFS to the Class D stockholders (the "Spin-off"). PKS' management proposed a plan (the "Plan") to implement the Spin-off to PKS' Board of Directors during the second quarter of 1995. If the Board of Directors approves the Plan, and the Internal Revenue Service issues the Ruling, PKS could complete the Spin-off as early as the third quarter of 1995.

The Spin-off might not occur. For example, PKS might not receive the Ruling or the Board might not adopt the Plan. In addition, the issuance of the MFS Preferred Stock necessary to obtain the Ruling (as described below), would require a favorable vote from a majority of the minority common stockholders of MFS, other than PKS, present and voting in person or by proxy at a special MFS stockholders meeting. If the favorable vote is not received, MFS would not be able to issue the MFS Preferred Stock and PKS would not be able to complete the Spin-off. Also, the Spin-off is subject to receipt of certain other approvals, some of which might not be received. Finally, if PKS' Board of Directors adopts the Plan, it would reserve the right to abandon, defer or modify the Spin-off at any time.

MFS has agreed in principle to issue PKS a special class of high-vote convertible preferred stock (the "MFS Preferred Stock") designed to permit PKS to satisfy certain requirements for receiving the Ruling. MFS would issue the Preferred Stock to PKS in exchange for the transfer by PKS to MFS of approximately 3.0 million of the shares of MFS common stock currently held by PKS. PKS anticipates that the MFS Preferred Stock (i) would have a face value of approximately $15-25 million, (ii) would be convertible into MFS common stock at any time after the first anniversary of the date the MFS Preferred Stock is issued, (iii) would have dividend rate and a conversion premium determined by market conditions at the time that the MFS Preferred Stock is issued, (iv) would be redeemable at par six years after the date of issuance, and (v) would be non transferable for six years after the date of issuance except under certain limited circumstances. At the option of MFS, dividends on the MFS Preferred Stock could be paid either in cash or in shares of MFS Common Stock. Each share of MFS Preferred Stock would have approximately five votes per share in any election of MFS directors. If the Spin-off occurs, PKS would distribute to Class D stockholders both the MFS Preferred Stock and all of the common stock of MFS then held by PKS. If the Spin-off does not occur, MFS would not issue the MFS Preferred Stock to PKS.

The Plan would provide for an exchange offer (the "Exchange Offer") by PKS for Class C Stock, to be completed before the Spin-off. Under an Exchange Offer, PKS would offer to exchange Class D Stock for some or all of its outstanding Class C Stock on terms similar to those upon which Class C Stock can be converted into Class D Stock during the annual conversion period provided in the Company's Certificate of Incorporation. As a result, Class C Stockholders wanting to convert Class C Stock to Class D Stock would not be disadvantaged if the Spin-off were to be completed before the next conversion permitted by the Certificate of Incorporation. If an Exchange Offer could not be completed prior to the next conversion under the Certificate of Incorporation, PKS probably would defer any Spin-off until the first quarter of 1996.


See Note 5 to the Financial Statements with regard to the Whitney
Benefits case.